M. Timothy Elder

Direct Tel: 404-815-3532

Direct Fax: 404-685-6832

telder@sgrlaw.com

February 18, 2015

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 26, 2014

File No. 001-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (“SunLink” or the “Company”) this response to your letter dated February 4, 2015 with respect to your comments on the Company’s Form 10-K for the fiscal year ended June 30, 2014 (the “Form 10-K”) pursuant to your review thereof.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 9A. Controls and Procedures, page 68

1.	Please amend your filing to include management’s assessment of the effectiveness of your internal control over financial reporting as of June 30, 2014 as required under Item 308(a) of Regulation S-K. Your report should indicate what internal control framework was used in your assessment.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 18, 2015

The Company will amend its filing to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting including to indicate the internal control framework utilized in management’s assessment. The applicable revised disclosure to be set forth in the amended Form 10-K/A is attached hereto as Annex A.

2.	In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of June 30, 2014 and revise your disclosure as appropriate.

In view of the fact that a full description of management’s assessment of the effectiveness of the Company’s internal control over financial reporting including to indicate the internal control framework utilized in management’s assessment was not included in the initial filing, the Company concluded that a material weakness in its controls and procedures existed for the referenced periods and has revised its proposed disclosure accordingly.

Other

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of the Company’s “Tandy letter” is attached hereto and filed herewith.

Closing Comments

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder

Smith, Gambrell & Russell, LLP Attorneys for SunLink Health Systems, Inc.

MTE:fls

Attachment

cc:	Mark J. Stockslager, SunLink

Robert M. Thornton, SunLink

Howard E. Turner, Esq.

ANNEX A

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this report, we originally carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. Under the direction of our principal executive officer and principal financial officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and originally concluded that our disclosure controls and procedures were effective as of June 30, 2014.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act, such as this Amendment No. 1 to our Annual Report on Form 10-K/A, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation of the effectiveness of disclosure controls and procedures performed in connection with the preparation of this Amendment No. 1 to our Annual Report on Form 10-K/A, our chief executive officer and chief financial officer concluded that, for the reasons set forth below under “Management’s Report on Internal Control Over Financial Reporting,” our disclosure controls and procedures were not effective as of June 30, 2014. In addition, our chief executive officer and chief financial officer also have re-evaluated the conclusions regarding our disclosure controls and procedures for other prior periods and have concluded that our disclosure controls and procedures were not effective as of the annual periods ended June 30, 2012 and June 30, 2013 for the same reason.

Management’s Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this Annual Report on Form 10-K/A. The consolidated financial statements contained herein were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company’s independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s management, including its principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of our businesses.

A-1

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

In SunLink’s annual report on Form 10-K filed on September 26, 2014, based on management’s evaluation under the framework in “Internal Control—Integrated Framework,” the Company’s management originally concluded that the Company’s internal control over financial reporting was effective as of June 30, 2014. In SunLink’s annual reports filed on September 27, 2013 and September 20, 2012, respectively, for the fiscal years ended June 30, 2013 and June 30, 2012, respectively, based on management’s evaluation under the framework in “Internal Control—Integrated Framework,” the Company’s management also originally concluded that the Company’s internal control over financial reporting was effective as of June 30, 2013 and June 30, 2012, respectively.

Management’s failure to include a complete report on internal controls over financial reporting as required under Item 308(a) of Regulation S-K in prior filings with the SEC is said to be a strong indicator of the existence of a “material weakness” in the design or operation of internal control over financial reporting. The Company has concluded that, to this extent, its internal control over financial reporting was not effective.

This annual report (restated) does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

Except as described above, there were no changes during the quarter ended June 30, 2014, or in the other periods referred to above, in our internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Remediation of Material Weakness

As noted under “Management’s Report on Internal Control Over Financial Reporting” above, we identified a material weakness in the preparation of the Form 10-K for the fiscal years ended June 30, 2014, 2013 and 2012 as management’s assessment of the effective of our internal controls over financial reporting as of June 30, 2014, 2013 and 2012 did not meet the requirement under item 308(a) of Regulation S-K. The Company believes that it has implemented procedures in the preparation and filing of Form 10-K which will remediate for future periods such material weakness in internal controls.

A-2

February 18, 2015

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 26, 2014

File No. 5-03600

Dear Mr. Rosenberg:

In response to the Staff’s request in your letter dated February 4, 2015, SunLink Health Systems, Inc. (the “Company”) hereby acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 18, 2015

(3) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark J. Stockslager

Mark J. Stockslager
Chief Financial Officer